FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 3, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Copy of Regulatory News Service (RNS) announcement

3 December 2010

The Royal Bank of Scotland N.V. signs share sale agreement with Korea Development Bank for the sale of RBS Uzbekistan

The Royal Bank of Scotland N.V., a subsidiary undertaking of The Royal Bank of Scotland Group plc, has reached agreement for the sale of its 82.35% holding in RBS NB Uzbekistan CJSC to Korea Development Bank.

The transaction is subject to certain regulatory approvals and is expected to complete during Q2 2011.

RBS NB Uzbekistan CJSC had gross assets of approximately US$ 365 million as at 31 December 2009. As part of the Group's strategic plan, announced in February 2009, it was concluded that the business would be better placed with a new owner outside of RBS. This sale represents further progress against the asset reduction element of RBS' five-year strategic plan

Richard O'Connor, Investor Relations
+44 20 7672 1758

Group Media Centre
Tel: +44 131 523 4205

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary